File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

November 8, 2007

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press releases of Diamyd Medical AB:

Press Release dated as of November 7, 2007: **"DIAMYD COLLABORATOR PRESENTS POSITIVE PRECLINICAL DATA FOR A NEW PAIN PRODUCT USING DIAMYD'S NERVE TARGETING DRUG DELIVERY SYSTEM (NTDDS)"**

Press Release dated as of November 8, 2007: **"DIAMYD INCREASES STRATEGIC INVESTMENT IN PROTEIN SCIENCES WITH US$ 1 MILLION"**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

Enclosure
cc: Cecilia Driving

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

DIAMYD COLLABORATOR PRESENTS POSITIVE PRECLINICAL DATA FOR A NEW PAIN PRODUCT USING DIAMYD'S NERVE TARGETING DRUG DELIVERY SYSTEM (NTDDS)

***Press Release, Stockholm, Sweden, and Pittsburgh, PA November 7, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that Sangamo BioSciences, Richmond, CA has presented data showing a statistically significant reduction in pain in a preclinical model of cancer pain using a product that combines Sangamo's proprietary zinc finger protein technology with Diamyd's Nerve Targeting Drug Delivery System (NTDDS). The data was presented at Neuroscience 2007, the 37th annual meeting of the Society for Neuroscience in San Diego, CA. The full press release can be found at Sangamo's website: www.sangamo.com.

Under an early stage collaboration with Diamyd, Sangamo's TrkA repressor gene was incorporated into Diamyd's NTDDS vector by Diamyd scientists Darren Wolfe, David Krisky and James Wechuck who are listed as co-authors on the publication. The TrkA-NTDDS product was then tested by Sangamo in preclinical efficacy models of cancer pain.

The TrkA repressor gene produces a protein that targets a well-validated pain receptor on the surface of injured nerve cells. Using Diamyd's NTDDS as the delivery vehicle enables production of the TrkA repressor protein directly at the site of the damaged neuron to both block the pain transmission and reduce the potential for systemic side effects. The TrkA receptor target is distinct from the receptors targeted with Diamyd's NP2 and GAD NTDDS pain products.

"We view the collaborative development of the TrkA-NTDDS pain therapeutic by Sangamo as an exciting and complementary approach with our ongoing pain product program" said Michael Christini, President of Diamyd, Inc. "One of the strengths of our NTDDS system is that it can be used with a multitude of therapeutic compounds for many nerve diseases and establishing third party collaborations is often a good way to maximize the potential of our NTDDS platform. We look forward to continuing our collaboration with Sangamo as well as establishing collaborations in additional therapeutic areas with other companies in the near future."

About Diamyd's NTDDS Technology for Treatment of Pain
Diamyd Medical owns the exclusive worldwide license rights to a portfolio of patents for the Nerve Targeting Drug Delivery System (NTDDS). This system is based on a replication incompetent viral delivery system that can express numerous therapeutic genes. The NTDDS has a natural affinity for nerve cells. Diamyd's initial NTDDS projects are focused upon peripheral and central nervous system applications. To that end, Diamyd seeks to combine the natural biology of the NTDDS (local nerve targeting) with therapeutic agents that are naturally found in the body and have a known therapeutic effect (e.g., GAD or enkephalin for treatment of pain, and neurotrophic factors for nerve damage). Thus, Diamyd believes that NTDDS proposes a new and broad class of nervous system disease therapies. NP2, Diamyd's lead product in its NTDDS portfolio expressing enkephalin for treatment of severe cancer pain remains on schedule for an IND filing in 2007.

About Sangamo
Sangamo BioSciences, Inc. is focused on the research and development of novel DNA-binding proteins for therapeutic gene regulation and modification. The most advanced ZFP Therapeutic™ development program is currently in Phase II clinical trials for evaluation of safety and clinical effect in patients with diabetic neuropathy. Phase I clinical trials are ongoing to evaluate a ZFP Therapeutic for peripheral artery disease. Other therapeutic development programs are focused on cancer and HIV/AIDS, neuropathic pain, nerve regeneration, Parkinson's disease and monogenic diseases. Sangamo's core competencies enable the engineering of a class of DNA-binding proteins known as zinc finger DNA-binding proteins (ZFPs). By engineering ZFPs that recognize a specific DNA sequence Sangamo has created ZFP transcription factors (ZFP TF™) that can control gene expression and, consequently, cell function. Sangamo is also developing sequence-specific ZFP Nucleases (ZFN™) for gene modification. Sangamo has established strategic partnerships with companies outside of the human therapeutic space including Dow AgroSciences, Sigma-Aldrich Corporation and several companies applying its ZFP Technology to enhance the production of protein pharmaceuticals. For more information about Sangamo, visit the company's web site at www.sangamo.com.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

DIAMYD
MEDICAL

DIAMYD INCREASES STRATEGIC INVESTMENT IN PROTEIN SCIENCES WITH US$ 1 MILLION

***Press Release, Stockholm, Sweden, November 8, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that it has increased its investments in Protein Sciences Corporation, Meriden, CT, with another US$ 1 million. The investment is in form of a Convertible Note. Previously Diamyd Medical invested $3 million which were converted into Protein Sciences Common Stock and, as a result, Diamyd has become Protein Sciences second largest shareholder.

Protein Sciences is manufacturing the active component (GAD65) that will be used in several planned studies, including phase III clinical studies with the Diamyd® therapeutic diabetes vaccine.

"Not only is this a strategic investment and a further step in building the relationship between Diamyd Medical and Protein Sciences, but we are also very pleased to continue to increase our investment in Protein Sciences as this company is getting closer to the market with its non-egg based influenza vaccine" says Anders Essen-Moller, President of Diamyd Medical.

About Protein Sciences Corporation
PSC is a biotechnology company focused on using recombinant DNA technology to make the next generation of vaccines, therapeutics and diagnostics. The active ingredients in all of PSC's products are recombinant proteins that are manufactured using its patented protein expression technology using insect cells (BEVS).

FluBlok®, PSC's lead recombinant influenza vaccine, which is in Phase III clinical trials, has been granted accelerated approval and fast track status by the US FDA. In a recent trial in healthy adults, FluBlok provided 100 percent protection from influenza infection against strains included in the vaccine and drifted strains. FluBlok is highly purified and has important advantages over the licensed egg-grown injectable inactivated influenza vaccines and mammalian-cell culture vaccines in development. FluBlok does not require use of a live influenza virus in manufacturing, which gives it significant advantages for rapid development for annual use and use in pandemics.

In 2002 it was estimated that there were four therapeutic proteins manufactured using insect cell technology in Phase III clinical trials in the USA, and about twenty in Phase II trials (Glaser 2002). Two products produced used the insect cell technology have been the subject of a BLA filing (Provenge by Dendreon and Cervarix by GSK).

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-

related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). **Further information is available at www.diamyd.com.**

For further information, please contact:

Stockholm office	**Pittsburgh office**
Anders Essen-Möller	Michael Christini
CEO and President	President
+46 8 661 0026	+1 412 770 1310
investor.relations@diamyd.com	Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END